Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

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29 July 2011
ASX ANNOUNCEMENT

Appendix 4C – Quarterly Report

Mission NewEnergy Limited (ASX:MBT, Nasdaq:MNEL) is pleased to provide below its Appendix 4C – 30th June 2011 Quarterly Cash-flow Results.

As at 30 June 2011, the closing cash position of the company was A$ 15.8 million. This however does not take into account A$ 4.4 million of receivables in the biodiesel business in June 2011 which has subsequently been received from our customer in July 2011.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is an integrated biodiesel producer and one of the world's largest Jatropha plantation companies. We can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of over 22 million barrels and growing. Jatropha Curcas, an inedible biodiesel feedstock, is being cultivated by Mission's contract farmers on arid, marginal lands. Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Head Corporate Finance, M&A
Mission NewEnergy Limited
Phone: + 1 (210) 841-5741
james@missionnewenergy.com

Rule 4.7B

Appendix 4C

Quarterly report
For entities admitted
On the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Mission New Energy Limited

ABN	Quarter ended ("current quarter")
63 117 065 719	30 June 2011

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	4,816	10,172
1.2	Payments for (a) staff costs	(1,358)	(4,262)
	(b)advertising and marketing	(46)	(50)
	(c)research and development	(26)	(148)
	(d) leased assets	(44)	(176)
	(e) other working capital	(9,639)	(18,000)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	99	161
1.5	Interest and other costs of finance paid	(1,318)	(2,908)
1.6	Income taxes paid	33	25
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(7,483)	(15,186)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(7,483)	(15,186)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(995)	(3,968)
	(e) other non-current assets	(9)	(11)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (Investments in mutual funds and deposits placed as security for performance bonds)	(46)	(24)
	Net investing cash flows	(1,050)	(4,003)
1.14	**Total operating and investing cash flows**	(8,533)	(19,189)
	Cash flows related to financing activities		
1.15	Proceeds/(Costs) related to issues of shares	20,433	20,174
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(123)	(527)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	20,310	19,647
	Net increase (decrease) in cash held	11,777	458
1.21	Cash at beginning of quarter/year to date	3,978	17,155
1.22	Exchange rate adjustments to item 1.20	6	(1,852)
1.23	**Cash at end of quarter**	15,761	15,761

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

	Current quarter $A'000
Wages	303
Consulting fee	-

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

The cash used in operating activities in the quarter of $7.5 million does not take into account the cash inflow for sales, to a value of $4.4 million, which was received in early July 2011. The majority of the cash outflows in producing this sale had been incurred in this quarter ending 30 June 2011

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount available $A'000	Amount used $A'000

3.1	Loan facilities	2,557	2,557
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	9,712	3,978
4.2	Deposits at call	6,049	-
4.3	Bank overdraft	-	-
4.4	Other (Short-term deposit and security deposits)	-	-
	Total: cash at end of quarter (item 1.23)	15,761	3,978

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here: .... Date: ...29 July 2011.........
(~~Director~~/Company secretary)

+ See chapter 19 for defined terms.

Print name: Guy Burnett...

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* applies to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to Operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.